Filed Pursuant to Rule 424(b)(3)
Registration No. 333-220046

HINES GLOBAL INCOME TRUST, INC.
SUPPLEMENT NO. 12, DATED JANUARY 16, 2018
TO THE PROSPECTUS, DATED JULY 18, 2018

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Hines Global Income Trust, Inc., dated July 18, 2018 (the “Prospectus”), as supplemented by Supplement No. 11, dated December 20, 2018. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

A.to provide an update on the status of our current public offering;

B.to update the offering price and transaction price for each class of our common stock as of February 1, 2019;

C.	to disclose the calculation of our December 31, 2018 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;

D.	to provide an update regarding distributions declared; and

E.to update disclosure in the “Experts” section of the Prospectus.

A.	Status of Our Current Public Offering

As of January 16, 2019, we have received gross proceeds of approximately $477.5 million from the sale of 48.5 million shares of our common stock through our public offerings, including proceeds from our distribution reinvestment plan. As of January 16, 2019, approximately $1,551.9 million of our common shares remained available for sale pursuant to our current public offering in any combination of Class T Shares, Class S Shares, Class D Shares, and Class I Shares, exclusive of approximately $470.6 million of shares available under our distribution reinvestment plan.

B.	February 1, 2019 Offering Price and Transaction Price

The transaction price for each share class of our common stock for subscriptions to be accepted as of February 1, 2019 (and repurchases as of January 31, 2019) is as follows:

	Offering Price	Transaction Price
	(per share)	(per share)
Class T	$10.47	$10.10
Class S	$10.47	$10.10
Class D	$10.10	$10.10
Class I	$10.10	$10.10

The transaction price for each of our share classes is equal to such class’s NAV per share as of December 31, 2018. The NAV per share as of December 31, 2018 is the same for each of our share classes. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

C.	December 31, 2018 NAV Per Share

Our board of directors has appointed a valuation committee comprised of independent directors, which we refer to herein as the valuation committee, to be responsible for the oversight of the valuation process. The valuation committee has adopted a valuation policy, as approved by our board of directors, and as amended from time to time, that contains a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at

www.hinessecurities.com/hgit and is also available on our toll-free information line at (888) 220-6121. Please see “Valuation Policy and Procedures” in our Prospectus for a more detailed description of our valuation procedures, including important disclosure regarding interim real property valuations provided by our Advisor and reviewed by Altus Group U.S., Inc., or Altus, the independent valuation firm we have engaged to assist in the determination of our NAV per share and to provide us with a conclusion with respect to the reasonableness of our NAV per share for each class of shares of our common stock. All parties engaged by us in the calculation of our NAV, including the Advisor, are subject to the oversight of our valuation committee. Generally, all of our real properties are appraised once each calendar year by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by Altus. Altus concluded that the new NAV per share of our common stock as of December 31, 2018 set forth below is reasonable. Additionally, although not required by our valuation policy, the valuation committee and the board of directors have approved the NAV per share as of December 31, 2018, as calculated by us and our Advisor.

The table below sets forth the calculation of our NAV per share of each class of shares of our common stock as of December 31, 2018 and November 30, 2018 (the NAV per share is the same for each class of shares of our common stock):

	December 31, 2018		November 30, 2018
	Gross Amount	Per Share	Gross Amount	Per Share
	(in thousands)		(in thousands)
Real estate investments	$1,006,805	$23.10	$948,366	$22.34
Other assets	52,709	1.21	63,804	1.50
Debt and other liabilities	(619,170)	(14.21)	(589,284)	(13.88)
NAV	$440,344	$10.10	$422,886	$9.96
Shares outstanding	43,585		42,469

Hines Global’s consolidated balance sheet as of December 31, 2018 includes a liability of $8.5 million related to distribution and stockholder servicing fees payable to Hines Securities, Inc., (the "Dealer Manager") in future periods with respect to shares of its common stock. The NAV per share as of December 31, 2018 does not include any liability for distribution and stockholder servicing fees that may become payable after December 31, 2018, since these fees may not ultimately be paid in certain circumstances, including if Hines Global was liquidated or if there was a listing of its common stock.

The valuations of our real properties as of December 31, 2018 were reviewed by Altus in accordance with our valuation procedures. Certain key assumptions that were used in the discounted cash flow analysis, which were determined by our Advisor and reviewed by Altus, are set forth in the following table based on weighted-averages by property type. With respect to our properties acquired since September 2018, which have not yet been appraised, these key assumptions were not reviewed by Altus, as the acquisition cost of these properties will serve as their value for a period of up to one year following their acquisition, in accordance with our valuation policy.

	Office		Industrial	Retail	Residential/Living	Weighted-Average Basis
Capitalization rate	5.61%	(1)	5.75%	6.50%	5.99%	5.93%
Discount rate / internal rate of return (“IRR”)	7.15%		7.06%	6.66%	7.81%	5.48%
Average holding period (years)	8.7		7.0	10.0	10.0	9.2
______________
(1) Represents a direct capitalization rate for our international office property and exit capitalization rate for our domestic office property.

A change in the rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties:

Input	Hypothetical Change	Office	Industrial	Retail	Residential/Living	Weighted-Average Values
Capitalization rate (weighted-average)	0.25% decrease	3.14%	3.46%	2.32%	2.04%	2.48%
	0.25% increase	(2.71)%	(3.17)%	(2.15)%	(2.12)%	(2.37)%
Discount rate (weighted-average)	0.25% decrease	1.43%	1.40%	1.88%	2.66%	1.95%
	0.25% increase	(1.41)%	(1.37)%	(1.84)%	(2.81)%	(1.97)%

D.	Distributions Declared

The following information updates, supplements and should be read in conjunction with Section I of Supplement No. 11, dated December 20, 2018:

With the authorization of our board of directors, we declared monthly distributions from January 2018 through December 2018 at a gross distribution rate of $0.05083 per month for each share class, less any applicable distribution and stockholder servicing fees. In January 2019, our board of directors authorized an increase in the distribution rate and we have declared distributions for the month of January 2019 at a gross distribution rate of $0.052083 per month for each share class, less any applicable distribution and stockholder servicing fees.

All distributions were paid or will be paid in cash or reinvested in shares of our common stock for those participating in our distribution reinvestment plan and have been paid or will be paid or issued, respectively, on the first business day following the completion of the month to which they relate. Distributions reinvested pursuant to our distribution reinvestment plan were or will be reinvested in shares of the same class as the shares on which the distributions are made. Some or all of our distributions have been and may continue to be paid and during the offering phase, are likely to be paid at least partially from other sources, such as proceeds from the sales of assets, proceeds from our debt financings, proceeds from our public offerings, cash advances by our Advisor and/or cash resulting from a waiver or deferral of fees. We have not placed a cap on the amount of distributions that may be paid from any of these sources. For example, we funded 26% and 56% of total distributions for the nine months ended September 30, 2018 and the year ended December 31, 2017, respectively, with cash flows from other sources, such as cash flows from investing activities, which may include proceeds from the sale of real estate and/or cash flows from financing activities, which may include offering proceeds.

E.	Update to Experts
The following updates the “Experts” disclosure on page 237 of the Prospectus:
The statements included in this Supplement under Section B, “December 31, 2018 NAV Per Share,” relating to the role of Altus as the independent valuation firm, have been reviewed by Altus and are included in this Supplement given the authority of Altus as an expert in real estate valuations.